Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Hangzhou, China, February 29, 2024 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

●	Net revenues were RMB27.1 billion (US$3.8 billion), an increase of 7.0% compared with the fourth quarter of 2022.

●	Games and related value-added services net revenues were RMB20.9 billion (US$2.9 billion), an increase of 9.6% compared with the fourth quarter of 2022.

●	Youdao net revenues were RMB1.5 billion (US$208.5 million), an increase of 1.8% compared with the fourth quarter of 2022.

●	Cloud Music net revenues were RMB2.0 billion (US$279.7 million), a decrease of 16.4% compared with the fourth quarter of 2022.

●	Innovative businesses and others net revenues were RMB2.8 billion (US$387.7 million), an increase of 12.9% compared with the fourth quarter of 2022.

●	Gross profit was RMB16.8 billion (US$2.4 billion), an increase of 27.0% compared with the fourth quarter of 2022.

●	Total operating expenses were RMB10.0 billion (US$1.4 billion), an increase of 13.0% compared with the fourth quarter of 2022.

●	Net income attributable to the Company’s shareholders was RMB6.6 billion (US$927.1 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB7.4 billion (US$1.0 billion).[1]

●	Basic net income per share was US$0.29 (US$1.44 per ADS). Non-GAAP basic net income from continuing operations per share was US$0.32 (US$1.62 per ADS).[1]

Fourth Quarter 2023 and Early 2024 Operational Highlights

●	Leading franchises, such as Fantasy Westward Journey and Westward Journey Online, maintained enduring user appeal, supported by periodic new content introductions.

●	Eggy Party’s broad popularity has engaged over 500 million cumulative registered players since its launch in 2022 and made a significant breakthrough of 40 million daily active users during the Lunar New Year.

●	Justice franchises reached a new milestone of 100 million active users with densely packed content and widely embraced in-game events for players.

●	Racing Master achieved superb performances in Hong Kong, Macau and Taiwan, including topping the local iOS download and grossing charts in Taiwan within the first week of its launch.

●	Cloud Music considerably enhanced its music-centric monetization and further improved profitability, while continuing to cultivate its music community and introduce new premium content and features.

●	Youdao further improved its profitability and achieved record-high operating cash flow, driven by the robust performance of digital content services and online marketing services.

“2023 proved to be another landmark year for NetEase Games with continuous cross-category innovations that expand and diversify our robust game portfolio,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “The success of games like Eggy Party and our heralded new titles, such as Racing Master and Dunk City Dynasty, highlights our ability to bring players dynamic and original products in multiple genres. At the same time, we have maintained a strategic advantage with our MMO roots, propelling Justice mobile game to transcend the boundaries of conventional MMO gaming.

“Alongside our business’s momentum, we have assumed increasing social responsibility. By integrating a ‘Minors Mode’ across our domestic game lineup, we have strengthened our existing anti-addiction system and continue to steer the gaming ecosystem toward a healthier trajectory with innovative products and technology.

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

“Besides games, our diverse business segments, such as Cloud Music and Youdao, remain on course, consistently delivering premium content. Throughout the NetEase family, we prioritize the creation of novel and high-quality products and services that grow our global appeal and elevate user experiences while pushing innovation forward,” Mr. Ding concluded.

Fourth Quarter 2023 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2023 were RMB27.1 billion (US$3.8 billion), compared with RMB27.3 billion and RMB25.4 billion for the preceding quarter and the fourth quarter of 2022, respectively.

Net revenues from games and related value-added services were RMB20.9 billion (US$2.9 billion) for the fourth quarter of 2023, compared with RMB21.8 billion and RMB19.1 billion for the preceding quarter and the fourth quarter of 2022, respectively. Net revenues from the operation of online games accounted for approximately 93.4% of the segment’s net revenues for the fourth quarter of 2023, compared with 93.7% and 91.8% for the preceding quarter and the fourth quarter of 2022, respectively. Net revenues from mobile games accounted for approximately 76.7% of net revenues from the operation of online games for the fourth quarter of 2023, compared with 77.6% and 66.4% for the preceding quarter and the fourth quarter of 2022, respectively.

Net revenues from Youdao were RMB1.5 billion (US$208.5 million) for the fourth quarter of 2023, compared with RMB1.5 billion each for the preceding quarter and the fourth quarter of 2022.

Net revenues from Cloud Music were RMB2.0 billion (US$279.7 million) for the fourth quarter of 2023, compared with RMB2.0 billion and RMB2.4 billion for the preceding quarter and the fourth quarter of 2022, respectively.

Net revenues from innovative businesses and others were RMB2.8 billion (US$387.7 million) for the fourth quarter of 2023, compared with RMB2.0 billion and RMB2.4 billion for the preceding quarter and the fourth quarter of 2022, respectively.

Gross Profit

Gross profit for the fourth quarter of 2023 was RMB16.8 billion (US$2.4 billion), compared with RMB17.0 billion and RMB13.2 billion for the preceding quarter and the fourth quarter of 2022, respectively.

The slight quarter-over-quarter decrease in games and related value-added services’ gross profit was primarily due to decreased net revenues from online games. The year-over-year increase was primarily due to increased net revenues from online games such as Justice mobile game, which was launched in 2023, and Eggy Party, offset in part by the termination of certain licensed games.

The quarter-over-quarter decrease in Youdao’s gross profit was primarily due to decreased revenue contribution from its learning services. The slight year-over-year decrease was primarily due to reduced revenue contribution from its smart devices, which was partially offset by increased revenue contribution from its online marketing services.

The quarter-over-quarter and year-over-year increases in Cloud Music’s gross profit primarily resulted from increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The quarter-over-quarter and year-over-year increases in innovative businesses and others’ gross profit were primarily due to increased gross profit contribution from Yanxuan and advertising services.

Gross Profit Margin

Gross profit margin for games and related value-added services for the fourth quarter of 2023 was 69.5%, compared with 69.0% and 59.1% for the preceding quarter and the fourth quarter of 2022, respectively. The slight quarter-over-quarter increase was primarily attributable to changes in the revenue contribution from different channels. The year-over-year increase was mainly attributable to a higher proportion of net revenues contributed by NetEase’s self-developed games.

Gross profit margin for Youdao for the fourth quarter of 2023 was 49.9%, compared with 55.9% and 53.3% for the preceding quarter and the fourth quarter of 2022, respectively. The quarter-over-quarter and year-over-year decreases were mainly due to decreased revenue contribution from its learning services and decreased gross profit margin from its smart devices.

Gross profit margin for Cloud Music for the fourth quarter of 2023 was 30.3%, compared with 27.2% and 17.8% for the preceding quarter and the fourth quarter of 2022, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the fourth quarter of 2023 was 34.4%, compared with 27.3% and 31.5% for the preceding quarter and the fourth quarter of 2022, respectively. The quarter-over-quarter increase was mainly due to improved gross profit margin from advertising services. The year-over-year increase was mainly due to improved gross profit margin from Yanxuan and advertising services.

Operating Expenses

Total operating expenses for the fourth quarter of 2023 were RMB10.0 billion (US$1.4 billion), compared with RMB9.4 billion and RMB8.8 billion for the preceding quarter and the fourth quarter of 2022, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures and research and development investments associated with games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of investment (loss)/income, interest income, exchange (losses)/ gains and others. The quarter-over-quarter decrease was mainly due to a net investment loss resulting from fair value changes of equity investments with readily determinable fair value in the fourth quarter of 2023, compared with a net investment income recorded in the prior quarter, as well as a higher net exchange loss arising from the fluctuation of the exchange rate of the U.S. dollar against the RMB in the fourth quarter of 2023. The year-over-year increase was primarily attributable to higher interest income resulting from the improved net cash position.

Income Tax

The Company recorded a net income tax charge of RMB1.1 billion (US$150.5 million) for the fourth quarter of 2023, compared with RMB1.3 billion and RMB966.6 million for the preceding quarter and the fourth quarter of 2022, respectively. The effective tax rate for the fourth quarter of 2023 was 13.8%, compared with 14.2% and 20.2% for the preceding quarter and the fourth quarter of 2022, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB6.6 billion (US$927.1 million) for the fourth quarter of 2023, compared with RMB7.8 billion and RMB4.0 billion for the preceding quarter and the fourth quarter of 2022, respectively.

NetEase reported basic net income of US$0.29 per share (US$1.44 per ADS) for the fourth quarter of 2023, compared with US$0.34 per share (US$1.72 per ADS) and US$0.17 per share (US$0.86 per ADS) for the preceding quarter and the fourth quarter of 2022, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders totaled RMB7.4 billion (US$1.0 billion) for the fourth quarter of 2023, compared with RMB8.6 billion and RMB4.8 billion for the preceding quarter and the fourth quarter of 2022, respectively.

NetEase reported non-GAAP basic net income from continuing operations of US$0.32 per share (US$1.62 per ADS) for the fourth quarter of 2023, compared with US$0.38 per share (US$1.89 per ADS) and US$0.21 per share (US$1.05 per ADS) for the preceding quarter and the fourth quarter of 2022, respectively.

Fiscal Year 2023 Financial Results

Net Revenues

Net revenues for fiscal year 2023 were RMB103.5 billion (US$14.6 billion), compared with RMB96.5 billion for fiscal year 2022.

Net revenues from games and related value-added services were RMB81.6 billion (US$11.5 billion) for fiscal year 2023, compared with RMB74.6 billion for fiscal year 2022. Net revenues from the operation of online games accounted for approximately 92.9% of the segment’s total net revenues for fiscal year 2023, compared with 92.5% for fiscal year 2022. Net revenues from mobile games accounted for approximately 75.2% of net revenues from the operation of online games for fiscal year 2023, compared with 67.0% for fiscal year 2022. The higher percentage contribution from mobile games was mainly due to a higher proportion of net revenues generated by mobile games such as Eggy Party and Justice mobile game.

Net revenues from Youdao were RMB5.4 billion (US$759.1 million) for fiscal year 2023, compared with RMB5.0 billion for fiscal year 2022.

Net revenues from Cloud Music were RMB7.9 billion (US$1.1 billion) for fiscal year 2023, compared with RMB9.0 billion for fiscal year 2022.

Net revenues from innovative businesses and others were RMB8.6 billion (US$1.2 billion) for fiscal year 2023, compared with RMB7.9 billion for fiscal year 2022.

Gross Profit

Gross profit for fiscal year 2023 was RMB63.1 billion (US$8.9 billion), compared with RMB52.8 billion for fiscal year 2022.

The year-over-year increase in games and related value-added services gross profit was primarily due to increased net revenues from the operation of online games, mainly from certain newly launched mobile games.

The year-over-year increase in Youdao gross profit was mainly due to increased revenue contribution from its online marketing services and learning services.

The year-over-year increase in Cloud Music gross profit was primarily attributable to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The year-over-year increase in innovative businesses and others gross profit was primarily due to increased gross profits from Yanxuan and several other businesses included within the segment.

Operating Expenses

Total operating expenses for fiscal year 2023 were RMB35.4 billion (US$5.0 billion), compared with RMB33.1 billion for fiscal year 2022. The year-over-year increase was primarily due to higher research and development investments and marketing expenditures for games and related value-added services.

Other Income/(Expenses)

The year-over-year increase was mainly due to higher interest income resulting from the Company’s increased net cash position, and investment income arising from fair value changes of equity investments with readily determinable fair value. The foregoing was partially offset by the fact that the Company recorded a net exchange loss in fiscal year 2023, compared to a net exchange gain in fiscal year 2022, mainly resulting from the fluctuation of the exchange rate of the U.S. dollar against the RMB during the years.

Income Taxes

The Company recorded a net income tax charge of RMB4.7 billion (US$661.9 million) for fiscal year 2023, compared with RMB5.0 billion for fiscal year 2022. The effective tax rate was 13.8% for fiscal year 2023, compared with 20.7% for fiscal year 2022. The lower effective tax rate for fiscal year 2023 was partially due to tax benefits recognized in the year.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders for fiscal year 2023 totaled RMB29.4 billion (US$4.1 billion), compared with RMB20.3 billion for fiscal year 2022.

NetEase reported basic net income of US$1.29 per share (US$6.44 per ADS) for fiscal year 2023, compared with US$0.88 per share (US$4.39 per ADS) for fiscal year 2022.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for fiscal year 2023 totaled RMB32.6 billion (US$4.6 billion), compared with RMB22.8 billion for fiscal year 2022.

NetEase reported non-GAAP basic net income from continuing operations of US$1.43 per share (US$7.14 per ADS) for fiscal year 2023, compared with US$0.98 per share (US$4.92 per ADS) for fiscal year 2022.

Other Financial Information

As of December 31, 2023, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB110.9 billion (US$15.6 billion), compared with RMB95.6 billion as of December 31, 2022. Net cash provided by operating activities was RMB35.3 billion (US$5.0 billion) for fiscal year 2023, compared with RMB27.7 billion for fiscal year 2022.

Quarterly Dividend

The board of directors has approved a dividend of US$0.21597 per share (US$1.07985 per ADS) for the fourth quarter of 2023 to holders of ordinary shares and holders of ADSs as of the close of business on March 14, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on March 14, 2024 (Beijing/ Hong Kong Time). The payment date is expected to be March 25, 2024 for holders of ordinary shares, and on or around March 28, 2024 for holders of ADSs.

NetEase paid a dividend of US$0.0990 per share (US$0.4950 per ADS) for the third quarter of 2023 in December 2023.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of December 31, 2023, approximately 7.2 million ADSs had been repurchased under this program for a total cost of US$644.1 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. New York Time on Thursday, February 29, 2024 (Beijing/ Hong Kong Time: 8:00 p.m., Thursday, February 29, 2024). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10036635, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10036635. The replay will be available through March 6, 2024.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s market-leading ESG initiatives are among the most recognized in the global media and entertainment industry, earning it inclusion in the 2022 Dow Jones Sustainability World Index, 2022 Dow Jones Sustainability Emerging Markets Index and 2023 Bloomberg Gender-Equality Index, as well as receiving an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to economic uncertainty and capital market disruption; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	24,889,000	21,428,902	3,018,198
Time deposits	84,947,679	100,856,034	14,205,275
Restricted cash	2,699,055	2,777,206	391,161
Accounts receivable, net	5,002,872	6,422,417	904,579
Inventories	993,636	695,374	97,941
Prepayments and other current assets, net	5,448,284	6,076,595	855,871
Short-term investments	7,622,673	4,436,057	624,806
Total current assets	131,603,199	142,692,585	20,097,831

Non-current assets:
Property, equipment and software, net	6,342,330	8,075,044	1,137,346
Land use rights, net	4,121,767	4,075,143	573,972
Deferred tax assets	1,480,789	1,560,088	219,734
Time deposits	2,973,840	1,050,000	147,889
Restricted cash	270	550	77
Other long-term assets	26,238,790	28,471,568	4,010,136
Total non-current assets	41,157,786	43,232,393	6,089,154
Total assets	172,760,985	185,924,978	26,186,985

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,507,141	881,016	124,089
Salary and welfare payables	4,732,941	4,857,206	684,123
Taxes payable	2,813,096	2,571,534	362,193
Short-term loans	23,875,704	19,240,163	2,709,920
Contract liabilities	12,518,890	13,362,166	1,882,022
Accrued liabilities and other payables	11,381,075	12,930,399	1,821,209
Total current liabilities	56,828,847	53,842,484	7,583,556

Non-current liabilities:
Deferred tax liabilities	2,126,120	2,299,303	323,850
Long-term loans	3,654,964	427,997	60,282
Other long-term liabilities	1,277,574	1,271,113	179,032
Total non-current liabilities	7,058,658	3,998,413	563,164
Total liabilities	63,887,505	57,840,897	8,146,720

Redeemable noncontrolling interests	136,440	115,759	16,304

NetEase, Inc.’s shareholders’ equity	104,731,317	124,285,776	17,505,285
Noncontrolling interests	4,005,723	3,682,546	518,676
Total equity	108,737,040	127,968,322	18,023,961

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	172,760,985	185,924,978	26,186,985

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	25,354,129	27,270,406	27,140,165	3,822,612	96,495,809	103,468,159	14,573,185
Cost of revenues	(12,109,765)	(10,304,106)	(10,315,030)	(1,452,842)	(43,729,683)	(40,404,765)	(5,690,892)
Gross profit	13,244,364	16,966,300	16,825,135	2,369,770	52,766,126	63,063,394	8,882,293

Operating expenses:
Selling and marketing expenses	(3,417,909)	(3,567,153)	(4,225,556)	(595,157)	(13,402,721)	(13,969,460)	(1,967,557)
General and administrative expenses	(1,302,932)	(1,494,186)	(1,251,869)	(176,322)	(4,695,798)	(4,899,880)	(690,134)
Research and development expenses	(4,090,076)	(4,347,052)	(4,479,219)	(630,885)	(15,039,014)	(16,484,910)	(2,321,851)
Total operating expenses	(8,810,917)	(9,408,391)	(9,956,644)	(1,402,364)	(33,137,533)	(35,354,250)	(4,979,542)
Operating profit	4,433,447	7,557,909	6,868,491	967,406	19,628,593	27,709,144	3,902,751

Other income/(expenses):
Investment (loss)/income, net	(37,102)	556,603	(8,940)	(1,259)	53,976	1,306,722	184,048
Interest income, net	629,290	1,147,227	1,261,583	177,690	2,149,673	4,120,418	580,349
Exchange (losses)/gains , net	(594,241)	(400,483)	(810,904)	(114,213)	1,571,207	(132,999)	(18,733)
Other, net	344,875	240,024	434,759	61,235	846,815	1,053,642	148,402
Income before tax	4,776,269	9,101,280	7,744,989	1,090,859	24,250,264	34,056,927	4,796,817
Income tax	(966,574)	(1,290,398)	(1,068,657)	(150,517)	(5,031,838)	(4,699,704)	(661,939)

Net income from continuing operations	3,809,695	7,810,882	6,676,332	940,342	19,218,426	29,357,223	4,134,878
Net income from discontinued operations	-	-	-	-	624,864	-	-
Net income	3,809,695	7,810,882	6,676,332	940,342	19,843,290	29,357,223	4,134,878

Accretion of redeemable noncontrolling interests	(710)	(895)	(966)	(136)	(2,978)	(3,589)	(506)
Net loss/(income) attributable to noncontrolling interests	143,752	26,901	(93,103)	(13,113)	497,288	62,918	8,862
Net income attributable to the Company’s shareholders	3,952,737	7,836,888	6,582,263	927,093	20,337,600	29,416,552	4,143,234
Including:
-Net income from continuing operations attributable to the Company’s shareholders	3,952,737	7,836,888	6,582,263	927,093	19,712,736	29,416,552	4,143,234
-Net income from discontinued operations attributable to the Company’s shareholders	-	-	-	-	624,864	-	-

Basic net income per share *	1.22	2.44	2.05	0.29	6.23	9.15	1.29
-Continuing operations	1.22	2.44	2.05	0.29	6.04	9.15	1.29
-Discontinued operations	-	-	-	-	0.19	-	-

Basic net income per ADS *	6.10	12.19	10.25	1.44	31.16	45.73	6.44
-Continuing operations	6.10	12.19	10.25	1.44	30.20	45.73	6.44
-Discontinued operations	-	-	-	-	0.96	-	-

Diluted net income per share *	1.21	2.41	2.02	0.28	6.17	9.05	1.27
-Continuing operations	1.21	2.41	2.02	0.28	5.98	9.05	1.27
-Discontinued operations	-	-	-	-	0.19	-	-

Diluted net income per ADS *	6.05	12.06	10.12	1.42	30.85	45.23	6.37
-Continuing operations	6.05	12.06	10.12	1.42	29.90	45.23	6.37
-Discontinued operations	-	-	-	-	0.95	-	-

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,239,282	3,213,834	3,212,328	3,212,328	3,263,455	3,216,475	3,216,475
Diluted	3,269,082	3,249,649	3,253,166	3,253,166	3,296,014	3,252,029	3,252,029

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,809,695	7,810,882	6,676,332	940,342	19,843,290	29,357,223	4,134,878
Net income from discontinued operations	-	-	-	-	(624,864)	-	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	769,141	651,856	659,772	92,927	2,858,209	3,055,260	430,324
Fair value changes of equity security investments	148,156	(382,132)	151,571	21,348	3,104,336	(535,316)	(75,398)
Impairment losses on investments and other long-term assets	45,401	280,641	140,648	19,810	300,249	469,159	66,080
Fair value changes of short-term investments	(23,364)	(72,875)	(106,532)	(15,005)	(342,642)	(414,207)	(58,340)
Share-based compensation cost	876,560	819,548	812,987	114,507	3,174,160	3,242,810	456,740
Allowance for expected credit losses	6,615	22,386	9,500	1,338	61,393	61,146	8,612
Losses on disposal of property, equipment and software	1,166	2,649	3,385	477	3,620	5,676	799
Unrealized exchange losses/(gains)	589,665	362,213	838,056	118,038	(1,604,260)	119,935	16,893
Gains on disposal of long-term investments, business and subsidiaries	(62,922)	(3,197)	(38,437)	(5,414)	(1,791,355)	(63,784)	(8,984)
Deferred income taxes	578,317	(305,703)	193,854	27,304	489,670	131,437	18,513
Share of results on equity method investees and revaluation results from previously held equity interest	(54,746)	(160,042)	(88,805)	(12,508)	(1,259,941)	(473,947)	(66,754)
Changes in operating assets and liabilities:
Accounts receivable	224,197	(1,177,732)	53,089	7,477	554,340	(1,470,374)	(207,098)
Inventories	(60,695)	84,970	25,054	3,529	(27,613)	296,764	41,798
Prepayments and other assets	1,095,882	(573,631)	542,593	76,423	731,100	87,556	12,332
Accounts payable	576,021	150,868	18,443	2,598	447,666	(559,419)	(78,792)
Salary and welfare payables	1,965,624	(588,217)	1,992,931	280,698	424,513	(62,917)	(8,862)
Taxes payable	(928,071)	515,087	(500,172)	(70,448)	(917,614)	(244,261)	(34,403)
Contract liabilities	(1,396,523)	1,560,628	(847,562)	(119,377)	385,396	1,161,861	163,645
Accrued liabilities and other payables	849,094	845,721	1,271,572	179,098	1,899,580	1,166,673	164,323
Net cash provided by operating activities	9,009,213	9,843,920	11,808,279	1,663,162	27,709,233	35,331,275	4,976,306

Cash flows from investing activities:
Purchase of property, equipment and software	(348,821)	(643,144)	(484,927)	(68,300)	(2,100,264)	(2,301,554)	(324,167)
Proceeds from sale of property, equipment and software	2,257	3,101	405	57	41,467	10,302	1,451
Purchase of intangible assets, content and licensed copyrights	(161,987)	(742,523)	(121,797)	(17,155)	(543,220)	(1,974,323)	(278,078)
Net change in short-term investments with terms of three months or less	(931,790)	(1,993,921)	(690,628)	(97,273)	776,357	(1,777,687)	(250,382)
Purchase of short-term investments with terms over three months	(4,700,000)	-	-	-	(5,950,000)	-	-
Proceeds from maturities of short-term investments with terms over three months	6,966,682	376,950	4,897,291	689,769	10,175,160	5,378,510	757,547
Investment in long-term investments and acquisition of subsidiaries	(1,694,928)	(417,448)	(914,962)	(128,870)	(5,129,680)	(2,831,686)	(398,834)
Proceeds from disposal of long-term investments, businesses and subsidiaries	92,795	20,898	73,855	10,402	2,411,070	152,564	21,488
Placement/rollover of matured time deposits	(22,975,014)	(30,831,994)	(46,666,670)	(6,572,863)	(98,973,884)	(124,693,598)	(17,562,726)
Proceeds from maturities of time deposits	27,676,529	33,893,436	33,273,393	4,686,459	92,247,046	111,417,969	15,692,893
Change in other long-term assets	(61,552)	(181,263)	(90,635)	(12,766)	(323,779)	(423,928)	(59,709)
Net cash provided by/(used in) investing activities	3,864,171	(515,908)	(10,724,675)	(1,510,540)	(7,369,727)	(17,043,431)	(2,400,517)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(3,753,493)	(7,501,788)	6,179,979	870,432	(1,274,043)	(13,654,704)	(1,923,225)
Proceed of loans with terms over three months	2,765,086	7,607,060	2,511,000	353,667	6,392,695	13,569,160	1,911,176
Payment of loans with terms over three months	(191,158)	(4,250,550)	(695,000)	(97,889)	(273,639)	(8,219,472)	(1,157,688)
Net amounts received/(paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	23,616	11,573	28,009	3,945	(30,921)	86,159	12,136
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(3,007,765)	(296,495)	(625,832)	(88,147)	(8,328,124)	(5,234,294)	(737,235)
Dividends paid to NetEase’s shareholders	(2,018,984)	(2,423,355)	(2,258,892)	(318,158)	(6,723,667)	(8,013,903)	(1,128,735)
Net cash (used in)/provided by financing activities	(6,182,698)	(6,853,555)	5,139,264	723,850	(10,237,699)	(21,467,054)	(3,023,571)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	53,237	4,197	(174,276)	(24,546)	110,403	(202,457)	(28,516)
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,743,923	2,478,654	6,048,592	851,926	10,212,210	(3,381,667)	(476,298)
Cash, cash equivalents and restricted cash, at the beginning of the period	20,844,402	15,679,412	18,158,066	2,557,510	17,376,115	27,588,325	3,885,734
Cash, cash equivalents and restricted cash, at end of the period	27,588,325	18,158,066	24,206,658	3,409,436	27,588,325	24,206,658	3,409,436

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	971,217	1,165,196	1,030,932	145,204	5,092,391	4,895,752	689,552
Cash paid for interest expenses	264,232	105,665	71,847	10,119	588,381	779,872	109,843

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	19,085,708	21,779,851	20,921,355	2,946,711	74,566,471	81,565,449	11,488,253
Youdao	1,453,982	1,538,783	1,480,521	208,527	5,013,182	5,389,208	759,054
Cloud Music	2,376,257	1,973,064	1,985,548	279,659	8,992,221	7,866,992	1,108,043
Innovative businesses and others	2,438,182	1,978,708	2,752,741	387,715	7,923,935	8,646,510	1,217,835
Total net revenues	25,354,129	27,270,406	27,140,165	3,822,612	96,495,809	103,468,159	14,573,185

Cost of revenues:
Games and related value-added services	(7,805,578)	(6,749,507)	(6,383,474)	(899,094)	(27,784,419)	(25,938,865)	(3,653,413)
Youdao	(679,295)	(679,147)	(741,720)	(104,469)	(2,430,738)	(2,621,746)	(369,265)
Cloud Music	(1,953,900)	(1,436,552)	(1,384,537)	(195,008)	(7,699,103)	(5,764,322)	(811,888)
Innovative businesses and others	(1,670,992)	(1,438,900)	(1,805,299)	(254,271)	(5,815,423)	(6,079,832)	(856,326)
Total cost of revenues	(12,109,765)	(10,304,106)	(10,315,030)	(1,452,842)	(43,729,683)	(40,404,765)	(5,690,892)

Gross profit:
Games and related value-added services	11,280,130	15,030,344	14,537,881	2,047,617	46,782,052	55,626,584	7,834,840
Youdao	774,687	859,636	738,801	104,058	2,582,444	2,767,462	389,789
Cloud Music	422,357	536,512	601,011	84,651	1,293,118	2,102,670	296,155
Innovative businesses and others	767,190	539,808	947,442	133,444	2,108,512	2,566,678	361,509
Total gross profit	13,244,364	16,966,300	16,825,135	2,369,770	52,766,126	63,063,394	8,882,293

Gross profit margin:
Games and related value-added services	59.1%	69.0%	69.5%	69.5%	62.7%	68.2%	68.2%
Youdao	53.3%	55.9%	49.9%	49.9%	51.5%	51.4%	51.4%
Cloud Music	17.8%	27.2%	30.3%	30.3%	14.4%	26.7%	26.7%
Innovative businesses and others	31.5%	27.3%	34.4%	34.4%	26.6%	29.7%	29.7%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0999 on the last trading day of December 2023 (December 29, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2023, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	195,793	210,533	216,717	30,524	758,413	823,765	116,025
Operating expenses
Selling and marketing expenses	33,001	33,804	35,575	5,011	120,171	132,801	18,705
General and administrative expenses	349,444	280,581	262,830	37,019	1,214,995	1,119,018	157,610
Research and development expenses	298,322	294,630	297,865	41,953	1,080,581	1,167,226	164,400

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	3,952,737	7,836,888	6,582,263	927,093	19,712,736	29,416,552	4,143,234
Add: Share-based compensation	858,637	808,276	797,194	112,282	3,095,693	3,191,753	449,549
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	4,811,374	8,645,164	7,379,457	1,039,375	22,808,429	32,608,305	4,592,783

Non-GAAP basic net income from continuing operations per share *	1.49	2.69	2.30	0.32	6.99	10.14	1.43
Non-GAAP basic net income from continuing operations per ADS *	7.43	13.45	11.49	1.62	34.95	50.69	7.14
Non-GAAP diluted net income from continuing operations per share *	1.47	2.66	2.27	0.32	6.92	10.03	1.41
Non-GAAP diluted net income from continuing operations per ADS *	7.36	13.30	11.34	1.60	34.60	50.14	7.06

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.